March 24, 2015

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kevin W. Vaughn, Accountant Branch Chief

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 30, 2015
File No. 001-32305

Dear Mr. Vaughn:

We are submitting this letter to respond to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), contained in your letter dated September 10, 2015 (the “Comment Letter”), in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2014 (No. 001-32305) (the “Form 20-F”), filed by Corpbanca (“CorpBanca”) with the SEC on April 30, 2015.
Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in CorpBanca’s responses are to page numbers in the Form 20-F.

We have also underlined and italicized our proposed changes to the Form 20-F and consolidated financial statements that will be included in future filings.

Form 20-F for the Fiscal Year Ended December 31, 2014
Notes to the Consolidated Financial Statements
Note 1 – General Information and Summary of Significant Accounting Policies, page F-9
(f) Assets and liabilities measurement and classification criteria, page F – 15
f.8, Offsetting, page F-21

1.
You disclose here that you offset financial asset and liability balances if there is a legally enforceable right to offset the recorded amounts and to the extent you intend to either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Clarify to us how you complied with the disclosure requirements within paragraph 13A – 13F of IFRS 7 as it relates to financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with paragraph 42 of IAS 32. To the extent you had no enforceable master netting agreements in place for the periods ended, revise your future filings to disclose that fact.

We acknowledge the Staff’s comments and respectfully advise that we have no enforceable master netting agreements in place for the periods presented in our 2014 20-F.

We respectfully advise that in future filings we will provide the following disclosure in Section (f) Assets and liabilities measurement and classification criteria, Note 8, Offsetting as set forth below:
f.8 Offsetting
Financial asset and liability balances are offset only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. The Bank has/had no enforceable master netting arrangement or similar agreement during the years presented herein.

Operating and Financial Review and Prospects, page 123
Results of Operations for the Years Ended December 2013 and 2014, page 132
Allowances for Loan Losses, page 135

2.	You disclose that your allowances for loan losses increased approximately 9.2% primarily due to the growth in your loan portfolio and that despite the increase in your allowances your asset quality was unchanged from 2013 to 2014. For purposes of providing greater transparency into your credit quality situation, please revise your future filings to address the following and discuss the changes in your allowances and provisions for loan losses in greater detail:
We consider CorpBanca's Risk Index to be an important indicator of the quality of CorpBanca's loan portfolio. As calculated pursuant to the requirements of the SBIF, the Risk Index includes an adjustment for acquired loans to reflect the total of the portfolio by adding back the valuation allowance for the contractual cash flows that are deemed to be uncollectible at the date of acquisition. This has had impact on our Risk Index as calculated for purposes of the SBIF given that our loan portfolio is comprised of two types of loans in terms of their origination: (i) loans originated as a part of our day-to-day activities; and (ii) loans acquired through business combinations. The latter refers to loans that became part of our portfolio as a result of the acquisitions of CorpBanca Colombia and Helm Bank. We refer to the calculation of this Risk Index pursuant to the SBIF requirements as our SBIF Risk Index.

The adjustment described above is not utilized for purposes of calculating the Risk Index using our IFRS financial information. IFRS 3 Business Combination, provides that: "The acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business combination that are measured at their acquisition-date fair values because the effects of uncertainty about future cash flows are included in the fair value measure." Therefore, for loans acquired through business combinations, no allowance for loan losses is recorded at the combination or acquisition date. We refer to our Risk Index as calculated using our IFRS financial information as our IFRS Risk Index.

According to this information and as reported in our 20-F for the year ended on December 31, 2014, our IFRS Risk Index as of December 31, 2013 and 2014 (calculated using general ledger balances) was:

(As reported in 2014's 20-F)

TABLE 1: IFRS Risk Index
	2013	2014	% Change from 2014/2013
	MCh$	MCh$

Total loans (calculated pursuant to IFRS)	12,897,681	14,029,875	8.8%
Allowances for loan losses (calculated pursuant to IFRS)	126,039	137,605	9.2%
Allowances for loan losses as percentage of total loans	1.0%	1.0%	0.4%

And our SBIF Risk Index as of December 31 is calculated as follows:

TABLE 2: SBIF Risk Index
	2013	2014	% Change from 2014/2013
	MCh$	MCh$

Total loans (calculated pursuant to SBIF requirements)	13,079,521	14,211,349	8.7%
Allowances for loan losses (calculated pursuant to SBIF requirements)	307,879	319,445	3.8%
Allowances for loan losses as percentage of total loans	2.4%	2.2%	-4.5%

During 2014, our loan portfolio was negatively impacted by the slowdown in the Chilean economy. While our loan portfolio grew by 8.8%, the composition of our loan portfolio as of December 31, 2014 reflected a greater increase in commercial loans and residential mortgage loans, which are the segments with the lowest level of risk. Our portfolio of commercial loans increased from Ch$9,285,456 million to Ch$10,090,475 million and our mortgage loan portfolio increased from Ch$1,988,976 million to Ch$2,229,558 million, this is an increase of a 8.7% and 12.1%, respectively as compared to our portfolio of consumer loans, the segment with the highest level of risk, which increased by 5.3%.
We increased our allowances for loan losses in light of the increase in the loan portfolio and considering the slowdown of the Chilean economy during the year 2014. However, the increase in the allowances was mitigated by the larger increase in our portfolio of commercial —benefiting from a strong focus in project finance and infrastructure— and mortgage loans than consumer loans. The IFRS Risk Index of commercial loans' and the mortgage loans' segments is of 1.0% and 0.3%, respectively while the consumer loans' segment has a IFRS Risk Index of 2.0%. For comparison purposes, the SBIF Risk Index of our commercial, mortgage and consumers’ loans’ segments is of 2.0%, 1.0% and 5.1%, respectively. The above explains the assertion that our asset quality, as measured by the IFRS Risk Indices, remains unchanged, despite the increase in our allowances for loan losses.
We respectfully advise that based on the aforementioned accounting treatment and adjusted analysis:

-	Discuss the fact that your non-performing loans increased by approximately 27.4% from December 31, 2013 to 2014.

Non-performing loans and past due loans increased by approximately 27.4% and 29.0%, respectively, as of December 31, 2013 compared to December 31, 2014. These increases primarily resulted from: (i) a corporate loan (Invermar S.A., previously classified as a deteriorated loan -C5 category- that was 92 days past due in December 31, 2014) as a consequence of a negotiation process that was not concluded as of December 31, 2014 but was successfully accomplished during the first quarter 2015; and (ii) other past due corporate loans but given that they were previously classified as impaired loans (in the Cs level categories) their expected incurred loss did not change (it is worth to note that at the date of their impairment classification neither of these loans were over 90 days past due). As a result of this situation, we had to cause that loan to be classified as past due but did not require additional provisions to the one recognized at the beginning of that negotiation period; it is important to highlight that the negotiation was concluded during the first quarter 2015, allowing CorpBanca to fully release the provision for this loan. Therefore, these increases in non-performing loans and past due loans did not require an increase in allowances for loan losses.
In future filings, in case we face a similar situation, which is not necessarily recurrent, we will include a more detailed explanation.

-	Discuss how you considered the fact that while that your write-offs declined slightly, your overdue loans, non-performing loans, and impaired loans all increased during the periods presented.
When comparing write-off evolution between 2013 and 2014:
1.	2013 write-offs were particularly impacted by a specific corporate loan (La Polar S.A.) which involved a write-off of Ch$4,565 million.

2.	When the La Polar S.A. loan is excluded from the analysis, write-off levels would have been stable in 2014 when compared to 2013 (instead of slightly declining).
3.
Loans and receivables are written-off (the entire unpaid principal balance and related accrued interest balance) when we have determined that there is no longer any realistic prospect of recovery of part or all of the loans and receivable. The typical time frames from initial impairment to write-off are as follows:

Type of loans
Consumer loans with or without collaterals	6 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Other operation. without collaterals	24 months
Commercial loans with collaterals	36 month.
Real estate leasing (commercial and mortgage)	36 months
Mortgage loans	48 months

-
Clearly discuss how, when determining the amount of your allowance, you considered the fact that the percentage of your allowance for loan losses as percent of overdue loans, non-performing loans and impaired loans all decreased significantly.

As aforementioned, when loans are acquired through a business combination, there is not a separate valuation allowance recognized as of the acquisition date for those assets that were measured at their fair market value at their acquisition-date, because the effect of uncertainty about future cash flows was included in the fair value measure. Therefore, for loans acquired through business combination -such as the acquisition of CorpBanca Colombia in 2012 and Helm Bank in 2013- allowances for loan losses are part of the fair market value. The latter has had a direct impact in coverage ratios for both non-performing loans and past due loans (calculated using general ledger balances) as shown in the following table:
(As reported in 2014’s 20-F)
	2013	2014	% Change from 2014/2013
	MCh$	MCh$

Total loans	12,897,681	14,029,875	8.8%
Past due loans (1)	64,091	82,650	29.0%
Non-performing loans (2)	141,667	180,536	27.4%
Impaired loans (3)	393,102	406,199	3.3%
Allowances for loan losses	126,039	137,605	9.2%
Allowances for loan losses as a percentage of total loans	1.0%	1.0%	0.4%
Allowances for loan losses as a percentage of non-performing loans	89.0%	76.2%	(14.3)%
Allowances for loan losses as a percentage of impaired loans	32.1%	33.9%	5.7%
Allowances for loan losses as a percentage of past due loans	196.7%	166.5%	(15.3)%

When coverage ratios are re-calculated pursuant to the requirements of the SBIF, in order to apply similar accounting treatment to the acquired loan portfolio through business combination, we have:

	2013	2014	% Change from 2014/2013
	MCh$	MCh$

Total loans	13,079,521	14,211,349	8.7%
Past due loans (1)	64,091	82,650	29.0%
Non-performing loans (2)	141,667	180,536	27.4%
Impaired loans (3)	393,102	406,199	3.3%
Allowances for loan losses	307,879	319,445	3.8%
Allowances for loan losses as a percentage of total loans	2.4%	2.2%	(4.5)%
Allowances for loan losses as a percentage of non-performing loans	217.3%	176.9%	(18.6)%
Allowances for loan losses as a percentage of impaired loans	78.3%	78.6%	0.4%
Allowances for loan losses as a percentage of past due loans	480.4%	386.5%	(19.5)%
Therefore, relevant coverage remained stable in 2014 compared to 2013 and only captured the fact that in 2104 CorpBanca increased its commercial loans to low risk clients and at the same time strengthened its collaterals position to mitigate the debtors’ risk. The type of collateral enabled CorpBanca to decrease its allowances for loan losses.

-
Revise this discussion to provide a more granular discussion of the changes in your asset quality, including the change to the balances and ratios mentioned above in this comment as well as the changes in asset quality as presented in your tables on page F-183 and F-184.

We respectfully advise that in future filings we will disclose the comparative tables included in bullet points 1 and 3 above.
Regarding tables on pages F-183 and F-184, please note that past due loans and non-performing loans are part of the impairment loans disclosed in those tables. We respectfully advise that in future filings we will disclose the corresponding allowances for loans losses for each category as set forth below to contribute to a more granular discussion:

Consolidated Financial Statements
Note 34 – Financial Assets and Liabilities Measured at Fair Value, page F-164

3.
Tell us how you complied with the disclosure requirements within paragraph 93(b) of IFRS 13 as it requires the disclosure of non-recurring fair value measurements by the level of the fair value hierarchy.

We acknowledge the Staff’s comments and respectfully advise that in future filings Note 34 "financial assets and liabilities at fair value" will be complemented as follows:

As of December 31, 201X	Note	Estimated Fair Value	Measurement at fair value of items not valued on a recurrent		
			Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS					
Cash and deposits in banks	XX				
Cash in the process of collection	XX				
Investments under agreements to resell	XX				
Loans and receivables from banks	XX				
Loans and receivables from customers	XX				
Held to maturity investments	XX				
		-	-	-	-
LIABILITIES					
Current accounts and demand deposits	XX				
Cash in the process of collection	XX				
Obligations under repurchase agreements	XX				
Time deposits and saving accounts	XX				
Borrowings from financial institutions	XX				
Debt issued	XX				
Other financial obligations	XX				
		-	-	-	-

CorpBanca acknowledges that:
•	CorpBanca is responsible for the adequacy and accuracy of the disclosure in Form 20-F;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and
•	CorpBanca may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
*  *  *

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.
Yours truly,

Eugenio Gigogne
Chief Financial Officer
Tel: 562-2660-2351
Eugenio.gigogne@corpbanca.cl

c.c.       Ms. Yolanda Trotter

            Mr. Howard M. Kleinman
            Dechert LLP
            Tel. 212-698-3567
            howard.kleinman@dechert.com